Trans-Orient Petroleum Announces Seasoned Oil Executive and Southeast Asian Strategy

Vancouver BC, August 23, 2006 – Trans-Orient Petroleum Ltd. (OTCBB: TOPLF), is pleased to announce the appointment of David Bennett, Ph.D., as a Director. Dr. Bennett has extensive technical and hands-on operational experience, acquired in the course of a successful 30-year career during which he played a leading role in the discovery and development of several oil and gas fields in the Australasian region. Dr. Bennett was most recently a co-founder and the CEO of AMEX-listed Austral Pacific Energy Ltd. During his 10 years as CEO at Austral, several new fields were discovered and are under development. Dr. Bennett has also previously served as an executive officer with Trans-Orient where he was instrumental in identifying, negotiating, and operating a portfolio of exploration projects in New Zealand, Papua New Guinea and the Timor Sea.

Dr. Bennett received a BA (Natural Sciences) from Cambridge University in 1968, an M Sc in Exploration Geophysics from the University of Leeds, and in 1973 a doctorate in Geophysics from the Australian National University with postdoctoral work at the University of Texas at Dallas.

Headquartered in Vancouver B.C., Trans-Orient Petroleum Ltd. is pursuing oil & gas opportunities in New Zealand and the Southeast Asia region. The Company intends to do so through acquisition of select exploration opportunities, with a view to creating a company with large resource potential. As a Director of Trans-Orient Petroleum, Dr. Bennett will play a principal role in this strategy.

Contact:
Dan Brown
(604) 609-3358
dbrown@iremco.com
www.transorient.com